Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 FINANCIAL PRODUCTS FACT SHEET (U828)

Offering Period: March 29, 2013—April 18, 2013

6 Year Contingent Coupon Yield Notes

Linked to the Russell 2000® Index

Return Profile

•	6 year Contingent Coupon Yield Notes linked to the performance of the Russell 2000® Index.
•	If a Coupon Barrier Event does not occur, the contingent interest payments will be paid quarterly in arrears at a rate expected to be between 5.75% and 6.25% per annum (to be determined on the Trade Date) for the corresponding interest period, calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no interest will be paid for the corresponding interest period.
•	If a Knock-In Event does not occur, investors will be entitled to receive their principal amount at maturity.
•	If a Knock-In Event occurs, the payment at maturity will be based on the Underlying Return.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Terms & Knock-In Event

Issuer:	Credit Suisse AG ("Credit Suisse"), Nassau Branch.
Trade Date:	Expected to be April 19, 2013.
Settlement Date:	Expected to be April 26, 2013.
Underlying:	The Russell 2000® Index.
Contingent Interest Rate:	With respect to any interest period, if a Coupon Barrier Event does not occur, expected to be between 5.75% and 6.25% per annum (to be determined on the Trade Date), calculated on a 30/360 basis; if a Coupon Barrier Event occurs, no contingent interest will be paid for the corresponding interest period.
Contingent Interest Payment Dates:	July 26, 2013, October 28, 2013, January 27, 2014, April 28, 2014, July 28, 2014, October 27, 2014, January 26, 2015, April 27, 2015, July 27, 2015, October 26, 2015, January 26, 2016, April 26, 2016, July 26, 2016, October 26, 2016, January 26, 2017, April 26, 2017, July 26, 2017, October 26, 2017, January 26, 2018, April 26, 2018, July 26, 2018, October 26, 2018, January 28, 2019 and the Maturity Date, unless a Coupon Barrier Event occurs.
Coupon Barrier Event:	A Coupon Barrier Event occurs if, on an Observation Date, the closing level of the Underlying is less than the Coupon Barrier Level.
Coupon Barrier Level:	Approximately 70.0% of the Initial Level (to be determined on the Trade Date).
Observation Dates:	July 19, 2013, October 21, 2013, January 17, 2014, April 21, 2014, July 21, 2014, October 20, 2014, January 16, 2015, April 20, 2015, July 20, 2015, October 19, 2015, January 19, 2016, April 19, 2016, July 19, 2016, October 19, 2016, January 19, 2017, April 19, 2017, July 19, 2017, October 19, 2017, January 19, 2018, April 19, 2018, July 19, 2018, October 19, 2018, January 18, 2019, and the Valuation Date.
Knock-In Level:	Approximately 70.0% of the Initial Level (to be determined on the Trade Date).
Knock-In Event:	A Knock-In Event occurs if the Final Level is equal to or less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	For each $1,000 principal amount of securities (a) if a Knock-In Event occurs, $1,000 x (1 + the Underlying Return); (b) if a Knock-In Event does not occur, $1,000.
Underlying Return:	Calculated as follows: (Final Level – Initial Level) / Initial Level; subject to a maximum of zero.
Valuation Date:	April 19, 2019
Maturity Date:	April 26, 2019
CUSIP:	22546T4Y4

Benefits

•	Offers the potential for above-market contingent interest payment versus ordinary fixed income investments.
•	Reduced downside risk due to a 30.00% contingent buffer.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Underlying	Underlying Return of the Underlying	Redemption Amount per $1,000 Principal Amount
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	-10%	$1,000
-20%	-20%	$1,000
-30%	-30%	$700
-40%	-40%	$600
-50%	-50%	$500
(1)	Does not include any contingent interest payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 100% of principal.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid contingent interest, if any, at maturity.
•	If a Coupon Barrier Event occurs on any Observation Date, no interest will be paid with respect to the corresponding interest period.
•	The Redemption Amount will be less than the principal amount if a Knock-In Event occurs.
(See "Additional Risk Considerations" on the next page.)

Product Summary

Horizon (months)	6 Years
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: March 29, 2013—April 18, 2013

6 Year Contingent Coupon Yield Notes

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 29, 2013, Underlying Supplement dated November 19, 2012, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010313002074/dp37303_424b2-u828.htm.

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.